Valcent Products Inc.
(A Development Stage Company)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2010 and 2009

Index	Page

Auditors’ Report to the Shareholders
Consolidated Financial Statements
Consolidated Balance Sheets	1
Consolidated Statements of Operations, Comprehensive Loss and Deficit	2
Consolidated Statements of Cash Flows	3
Notes to the Consolidated Financial Statements	4 – 33

AUDITORS’ REPORT

To the Shareholders,
Valcent Products Inc.
(A Development Stage Company)

We have audited the consolidated balance sheet of Valcent Products Inc. (A Development Stage Company) as at March 31, 2010 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the year ended March 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at March 31, 2009 and for the year ended March 31, 2009 were audited by other auditors, who expressed an opinion without reservation on those statements, in their report dated September 18, 2009 (except for Note 20 which is as of October 9, 2009)

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada
July 29, 2010

Valcent Products Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
March 31, 2010 and 2009

	2010	2009
ASSETS
Current
Cash and cash equivalents	$22,222	$224,769
Receivables (Note 5)	127,897	920,235
Prepaid expenses	105,751	102,670
Inventories (Note 6)	11,665	34,072

	267,535	1,281,746
Property and Equipment (Note 3)	1,121,725	1,070,216
Product License (Note 4)	1	1

	$1,389,261	$2,351,963

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current Liabilities
Accounts payable and accrued liabilities	$886,435	$541,802
Promissory notes payable (Notes 10 and 12)	1,053,169	2,643,514
Due to related parties (Note 10)	258,206	186,645
Convertible notes (Note 7)	1,968,930	11,228

	4,166,740	3,383,189
Shareholders' Deficiency
Share capital (Note 8)	43,250,174	21,957,516
Contributed surplus (Note 8)	5,694,205	5,462,219
Commitment to issue shares (Note 8)	126,000	16,955,228
Equity component of convertible notes (Note 8)	-	4,310
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(48,610,488)	(42,173,129)

	(2,777,479)	(1,031,226)

	$1,389,261	$2,351,963

Nature of Business and Ability to Continue as a Going Concern (Note 1)
Commitments (Notes 4, 5, 7, 8, 11 and 12)
Subsequent events (Note 18)

On behalf of the Board:

         (signed) “Chris Bradford”   Director                                         (signed) “Robert Baker”  Director

                                                                       See notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)
For the Years Ended March 31, 2010 and 2009

	2010	2009

Expenses
Product development (Notes 9 and 10)	$2,152,425	$8,238,999
Insurance	21,677	19,640
Interest, accretion and fees (Notes 7 and 10)	916,714	3,217,226
Investor relations	282,265	782,749
Advertising and media development	101,408	448,258
Professional fees (Note 10)	549,784	524,216
Office and miscellaneous	342,932	389,128
Travel	219,018	236,441
Amortization	212,691	181,618
Rent (Note 10)	125,888	131,038
Stock-based compensation (Note 8)	19,861	260,530
Filing and transfer agent fees	52,426	22,150
Loss from Operations	(4,997,089)	(14,451,993)

Other
Foreign exchange (loss) gain	382,095	(2,027,804)
Write-off of receivable	(668,057)	-
Interest income	-	19,491
Loss on settlement of debts (Notes 7(i) and 8(c))	(1,154,308)	(885,292)
Write-down of property and equipment (Note 3)	-	(509,892)
Net Loss and Comprehensive Loss for the Year	(6,437,359)	(17,855,490)
Deficit During Development Stage, Beginning of the Year	(42,173,129)	(24,317,639)

Deficit During Development Stage, End of the Year	$(48,610,488)	$(42,173,129)

Loss Per Share – Basic and Diluted	$(0.15)	$(6.42)

Weighted Average Number of Common Shares Outstanding	42,354,279	2,782,284

                                    See notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
For the Years Ended March 31, 2010 and 2009

	2010	2009
Cash Provided By (Used In)
Operating Activities
Net loss for the year	$(6,437,359)	$(17,855,490)
Items not involving cash:
Interest and accretion	753,835	3,031,746
Loss on settlement of debts	1,154,308	885,292
Stock-based compensation	19,861	260,530
Write-down of property/product license	-	509,892
Write-off of receivable	668,057	-
Common shares issued for product development	-	190,747
Common shares issued for services	155,583	360,038
Commitment to issue shares for services	126,000	764,257
Extension of warrants	-	181,048
Shares issued for interest and penalties	-	65,333
Amortization	212,691	181,618
Foreign exchange loss	21,138	1,947,142
Changes in non-cash working capital items (Note 17)	488,240	2,255,630
	(2,837,646)	(7,222,217)
Investing Activity
Change in property and equipment, net	(264,200)	(626,618)

Financing Activities
Advances from related parties	71,561	1,473,880
Proceeds from issuance of common shares, net	3,225,022	2,195,785
Repayment of promissory notes payable	(1,494,179)	-
Proceeds from promissory notes payable	1,111,485	2,163,016
Repayments of long-term debt	-	(174,862)
Proceeds from issuance of convertible notes	-	2,171,686
Repayment of convertible notes	(11,026)	-
	2,902,863	7,829,505
Foreign Exchange on Cash Held in Foreign Currency	(3,564)	80,662
(Decrease) Increase in Cash During the Year	(202,547)	61,332
Cash and Cash Equivalents, Beginning of the Year	224,769	163,437
Cash and Cash Equivalents, End of the Year	$22,222	$224,769

Supplemental cash-flow information
Shares issued on conversion of convertible notes	$10,334	$5,030,345
Interest paid	$3,097	$4,223
Taxes paid	$-	$-
Fair value of agent warrants on share issuance	$21,925	$-
Fair value of warrant extension	$132,625	$-

                                                              See notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

1.      Nature of Business and Ability to Continue as a Going Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company’s current plan of operations is to focus on the continued development and marketing of the Company’s High Density Vertical Growth System (“VerticropTM”) designed to produce vegetables and other plant crops.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At March 31, 2010 the Company had not yet achieved profitable operations, has an accumulated deficit of $51,847,858 (2009 - $45,410,499) has a working capital deficiency of $3,899,205 (2009 - $2,101,443) and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.

The Company is currently seeking additional funding to finance its operations and obligations.  Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing attempts.

These consolidated financial statements do not include any adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

On June 22, 2009, the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of eighteen old shares for one new share (18:1) which became effective July 16, 2009.

All references to common shares, stock options and warrants and their related pricing in these financial statements give effect to the share consolidation, unless otherwise noted.

2.      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of the financial statements necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of consolidation

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

2.      Significant Accounting Policies (continued)

These financial statements include the accounts of the Company and its wholly-owned, integrated subsidiaries, Valcent Products EU Limited and Valcent USA, Inc. and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC and Valcent Manufacturing Ltd.  All significant inter-company transactions and balances have been eliminated.

These consolidated financial statements also include the Company’s  50 %proportionate share interest of the assets, liabilities, income and expenses of the Vertigro Joint Venture, as described in Note 5.

(b) Research and product development costs

Research costs are expensed as incurred.  Development costs, which meet Canadian GAAP criteria including reasonable assurance regarding recoverability, are capitalized and amortized over the expected economic useful life of the product.  No development costs have been deferred to date.  As the Company is in the development stage, any revenue derived from the test marketing and development of products is considered to be an expense recovery and is, therefore, netted against product development costs.

(c) Intangible assets

Intangible assets of the Company include technology and product licenses acquired from third parties.  Technology and product licenses are initially recorded at the fair value based on consideration paid and are amortized on a straight-line basis over the estimated useful life of the underlying technologies.  The Company reviews the estimated useful lives and carrying values of its technology and product licenses as part of its periodic assessment for impairment of long-lived assets.

The amount shown for technology and product licenses do not necessarily reflect present or future value and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these underlying technologies.

(d) Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of 90 days or less from the date purchased to be cash equivalents.  At March 31, 2010 and 2009, cash and cash equivalents consisted of cash on deposit.

(e) Inventories

The Company records inventories at the lower of cost or net realizable value. Cost includes the allocation of fixed overhead.  Any previous write-downs are required to be reversed when the value of the inventory increases.  The amount of the reversal is limited to the amount of the original write-down. There were no reversals of write-downs recognized during the year presented in these consolidated financial statements.

Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

2.      Significant Accounting Policies (continued)

(f) Property and equipment

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Other assets are amortized using the straight-line method over 10 years for building, 5 years for equipment, 3 1/3 years for computer equipment and 5 years for furniture and fixtures and automobiles.

During the year of acquisition, amortization is 50% of amounts otherwise determinable.

(g) Foreign currency transactions and translation

The Company presents its financial statements in Canadian dollars. Transactions undertaken by the Company and the accounts of the Company’s integrated subsidiaries in foreign currencies are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the year-end exchange rates;
(ii)	Non-monetary assets and liabilities, at historical exchange rates; and
(iii)	Income and expense items, at the exchange rate in effect on the date of the transaction.

Gains and losses arising from the translation of foreign currency are included in operations for the year.

(h) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the net realizable value of accounts receivable and inventories, impairment of property and equipment, rates of amortization, fair value of product license, amount of accrued liabilities, the variables used to calculate interest, accretion and financing costs on convertible notes, the variables used to calculate the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(i) Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effect of various conversions and the exercise of options and warrants and similar instruments totaling 68,583,576 (2009 – 34,685,711) that would be anti-dilutive.

(j) Stock-based compensation

The Company accounts for all grants of options and equity instruments to employees, non-employees and directors in accordance with the fair value method for accounting for stock-based compensation.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

2.      Significant Accounting Policies (continued)

Compensation expense for employees is generally amortized using the straight-line method over the period from the grant date to the date the options or equity instruments vest.  Compensation expense for non-employees is recognized immediately for past services and pro-rata for future services over the service provision period.  Compensation for non-employees is re-measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

(k) Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(l) Non-monetary consideration

In situations where common shares are issued and the fair value of the goods or services received is not readily determinable, the fair value of the common shares is used to measure and record the transaction.  The fair value of the common shares issued in exchange for the receipt of goods and services is based on the share price as of the earliest of:

(i)	the date at which the counterparty’s performance is complete;
(ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
(iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

(m) Financial Instruments

Financial instruments must be classified into one of these five categories: held-for-trading, held-to- maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income. See Note 15 for classification the Company’s financial instruments.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

2.      Significant Accounting Policies (continued)

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

(n) Impairment of long-lived assets

Long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized, and is measured as the excess of the carrying amount of the asset and its fair value.  Management determined that there has been no impairment of the Company’s long-lived assets as at March 31, 2010 (2009 - $509,892).

(o) Revenue recognition

Revenue from the sales of products is recognized when the product has been delivered to the purchaser, the price is fixed or determinable and when collectability is reasonably assured.  Sales during the development stage are netted against product development costs (Note 9).

Interest income is recognized on an accrual basis as earned at the effective rate of interest of the investment over the term to maturity.

(p) Accounting for embedded derivative

Current accounting principles requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as conversion features, warrants and non-employee stock-options to determine whether they should be considered a derivative liability and subject to re-measurement each period at their fair value with the changes in the fair value each period charged or credited to the statement of operations. Conversion features and other equity instruments with such provisions may no longer be recorded to equity. In estimating the appropriate fair value, the Company uses a valuation model such as the black-scholes option pricing model.

Recently adopted accounting pronouncements

Goodwill and intangible assets

The CICA issued new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The Company adopted the new standard on April 1, 2009.  The adoption of this standard has not had any significant impact on these consolidated financial statements.

Financial Instruments – Disclosure

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

2.      Significant Accounting Policies (continued)

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data

The adoption of this standard resulted in additional disclosure in Note 15.

Future accounting and reporting changes

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”. These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The Company has begun an internal diagnostic review to

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

2.      Significant Accounting Policies (continued)

understand, identify and assess the overall effort required to produce financial information under IFRS, however, at this time, the financial reporting impact of the transition to IFRS cannot be reasonably estimated.

3.	Property and Equipment

	March 31, 2010
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$-	$275,240
Building	681,481	444,582	236,899
Equipment	638,476	252,872	385,604
Computer equipment	156,197	132,884	23,313
Furniture and fixtures	90,291	61,100	29,191
Automobiles	45,257	17,869	27,388
Leasehold improvements	199,534	55,444	144,090
	$2,086,476	$964,751	$1,121,725

	March 31, 2009
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$-	$275,240
Building	686,750	417,930	268,820
Equipment	394,056	162,642	231,414
Computer equipment	144,154	97,528	46,626
Furniture and fixtures	89,429	48,361	41,068
Automobiles	54,696	10,254	44,442
Leasehold improvements	199,534	36,928	162,606
	$1,843,859	$773,643	$1,070,216

During the year ended March 31, 2009, the Company terminated further development of its Nova Skincare Systems and Dust Wolf products and determined that certain equipment used for development of those products had no continuing value to the Company and therefore wrote down the carrying value of those assets to their net recoverable amounts based on management’s estimate.

The write-down amounting to $509,892 recorded during the year ended March 31, 2009 is included in accumulated amortization.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

4.      Product License and Technology Purchase

On July 29, 2005, the Company completed a licensing agreement (“Agreement”) for the exclusive worldwide marketing rights to the Nova Skincare System, the Dust Wolf, the Tomorrow Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a former director in common.

In conjunction with the Agreement, by March 31, 2007 the Company had issued to Pagic and its assignees an aggregate of 1,111,112 common shares at a cost of US $1,000,000, based on the historical cost of the license.  Of the 1,111,112 common shares issued, 523,789 common shares were issued to parties that became related parties to the Company. During the year ended March 31, 2008, due to uncertainty in determining future cash flows related to products under license, the Company wrote-down the value of the product license by $1,306,074 to $1.

The Agreement requires the Company to pay Pagic and its assignees, royalties of US $10 per Nova Skincare System unit sold, US $2 per Duster unit sold and 4.5% of Tomorrow Garden Kit net sales.  In addition, the Company was required to pay a royalty of 3% of net sales related to ancillary product sales from these products.  In order to keep the products under license, the Company was to pay a minimum royalty for each of the Nova Skincare System, Dust Wolf and Tomorrow Garden Kit products and their related ancillary products of US $37,500 beginning April 1, 2007 and US $50,000 per year thereafter. To keep the overall master license in good standing, the total of royalties and all other fees paid to Pagic was to be at least US $400,000 per year beginning April 1, 2007.

During the year ended March 31, 2009, the Company discontinued development of its Nova Skincare System and Dust Wolf products and allowed the product license rights to revert to Pagic and its assignees.  The Company retains a 3% overriding royalty on gross sales generated by Pagic or its assignees from any future product sales in exchange for system developments to date. Previously outstanding royalty and other accrued amounts owing to Pagic in the amount of US $156,519 were settled via a letter of agreement dated March 29, 2009 for a commitment to issue 391,298 common shares, with such shares subject to quarterly pooling releases beginning January 1, 2010.

Effective April 1, 2009, the Company terminated the Agreement and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from a former director and officer of the Company, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US $2,000,000 plus issue 3% of its common stock on conclusion of the purchase agreement.  The US $2,000,000 is payable on a cumulative basis as to US $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or US $12,000 per month until US $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common stock is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic.

During the last quarter of the fiscal year ended March 31, 2010, the Company and Pagic entered into negotiations to resolve certain disputes regarding the Purchase Agreement.  On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of US $3.15 million (previously US $2 million) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”).

b) US $100,000 was paid to Pagic by the Company at the date of the Addendum;

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

4.      Product License and Technology Purchase (continued)

c) calculated minimum IP payments increased to US $18,000 per month from US $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2010, $261,088 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum, and $318,250 was paid during the year ended March 31, 2009 under previous license arrangements, with such costs recorded as product development costs.

5.	Vertigro Joint Venture

On October 2, 2006, as amended June 25, 2007, the Company entered into a letter of agreement (“LOA”) with Pagic, West Peak and Global Green Solutions Inc. (“Global Green”), whereby Global Green agreed to fund the next phase of the development of a high density vertical bio-reactor technology.  Pursuant to the LOA, the Company and Global Green established a commercial joint venture (the “Vertigro JV”), in which Global Green agreed to provide up to US $3,000,000 in initial funding to continue the research and development of the bio-reactor technology, construct a working prototype of the bio-reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development and the non-exclusive use of the Company’s properties and lands for which Global Green has agreed to reimburse the Company as part of its US $3,000,000 initial funding commitment. Until such time as the joint venture has fully repaid to Global Green the US $3,000,000, Global Green shall receive 70% of the net cash flow generated by anticipated future operations after which each of Global Green and the Company will  hold a 50% interest in the Vertigro JV, subject to an aggregate 4.5% royalty based on gross revenue as defined in the Vertigro JV, to Pagic and West Peak.

On May 5, 2008, the Company and Global Green concurrently incorporated Vertigro Algae Technologies, LLC (“VAT”) and entered into a revised operating agreement (“Operating Agreement”) which replaced the LOA. Pursuant to the Operating Agreement, Global Green and the Company each hold a 50% interest in VAT and have committed to fund project development costs according to ownership allocation. Further, the Company will retain assets of Vertigro JV, including buildings, laboratory, and equipment.  Global Green will receive 70% of the net cash flow generated by the VAT until it has received US $3,000,000 in excess of its 50% interest in such cash flow, and the Company will receive the remaining 30% net cash flow.

Also on May 5, 2008, VAT executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to VAT for purposes of commercialization and exploitation for all industrial, commercial and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,666 common shares and 300,000 common shares, respectively, to Pagic and also pay a one-time commercialization fee of US $50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US $50,000 in 2009, US $100,000 in 2010 and US $250,000 in 2011 and each year thereafter in which the Technology License is effective.  The Company issued the 16,667 common shares to Pagic on August 18, 2008 at a fair value of $190,746, which has been expensed to product development, and has accrued its share of the US $50,000 payment due on March 31, 2009. The Technology License has lapsed by agreement of the parties to the Technology License Agreement. VAT is no longer in operation by consent of the members of VAT, with each of the Company and Global Green pursuing their core business strategies; no royalty has been accrued or paid during the year ended March 31, 2010.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

5.	Vertigro Joint Venture (continued)

The main elements from VAT included in the consolidated financial statements are accounts payable of US $44,029 (2009 - US $39,466) and expenses of US $44,723 (2009 – US $1,099,148). There were no assets in VAT during the year ended March 31, 2010 or 2009.

Receivables during the year ended March 31, 2010 included a receivable due from Global Green in the amount of $668,057.  The Company has written off this receivable as at Mach 31, 2010.

On July 7, 2010, the Company and its subsidiary Valcent USA and Global Green Solutions Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated. There were no assets or liabilities in VAT at the date of wind up.

6.	Inventories

As at March 31, 2010, inventories in the aggregate of $11,665 (2009 - $34,072) consisting of product relating to the Company’s Tomorrow Garden project were impaired to its net realizable value pursuant to initiatives in process to terminate and sell this product line. Inventories are valued at lower of cost and net realizable value.

During the year ended March 31, 2009, the Company discontinued product development relating to its Nova Skincare System and Dust Wolf products and any inventory related thereto amounting to raw materials of $314,012, and finished goods inventory of $330,451 were expensed to product development.

7.      Convertible Notes

Details of the convertible notes are as follows:
Convertible note continuity:
		US $						CDN$
	Balance	2010	2010		2010	2010	Balance	Balance
Date of Issue	March 31, 2009	Issued Principal and Transfers	Equity Portion	Derivative Liability Portion	Interest / Penalty	Conversion/ Repayments	March 31, 2010	March 31, 2010
September 2007 (h)	8,902	-	-	-	-	(8,902)	-	-
July 2009 (Note 8(b)(i)	-	179,478	-	-	3,777	(183,255)	-	-
Dec 2009 (i) (Note 12)	-	1,323,000	-	567,000	58,305	(10,000)	1,938,305	1,968,930
	8,902	1,502,478	-	567,000	62,082	(202,157)	1,938,305	1,968,930
		US $						CDN$
	Balance	2009	2009		2009	2009	Balance	Balance
Date of Issue	March 31, 2008	Issued Principal	Equity Portion	Derivative Liability Portion	Interest / Penalty	Conversions/ Repayments*	March 31, 2009	March 31, 2009
July/Aug 2005(a)	259,825	-	-	-	15,647	(275,472)	-	-
April 2006 (b)	534,442	-	-	-	29,287	(563,729)	-	-
April 2006 (c)	85,542	-	-	-	4,673	(90,215)	-	-
December 2006 (e)	1,659,782	-	-	-	150,544	(1,810,326)	-	-
January 2007 (f)	1,569,183	-	-	-	468,170	(2,037,353)	-	-
August 2007 (g)	678,567	-	-	-	102,260	(780,827)	-	-
September 2007 (h)	297,433	-	-	-	154,295	(442,826)	8,902	11,228
July 2008 (i)	-	2,168,000	(1,315,003)	-	1,262,529	(2,115,526)	-	-
	5,084,774	2,168,000	(1,315,003)	-	2,187,405	(8,116,274)	8,902	11,228

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

7.      Convertible Notes (continued)

*Includes commitments to convert the remaining amounts into common shares

(a)	US $1,277,200 July – August 2005 Convertible Note

To provide working capital for product development, from July 25, 2005 to August 2005 the Company issued one-year, unsecured US $1,277,200 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 50,741 common shares of the Company at a price per share of US $9.00; and (ii) up to an additional 50,741 common shares of the Company at a price per share of US $18.00.  The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common shares for the ten trading days prior to conversion; and (ii) US $9.90. Accrued and unpaid interest may be converted into common shares of the Company at US $9.00 per share.  The Company may, subject to notice provisions and its common shares trading above US $27.00 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The share purchase warrants carry a “net cashless” exercise feature (“Cashless Conversion Feature”) allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which sufficient warrants are exercisable, which will cover the exercise proceeds otherwise payable.  These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds and issued 23,651 common shares at a deemed value of $285,242. There are 14,192 finders’ A warrants outstanding whereby the holders have the right to purchase 14,192 common shares at US $9.00 per share until August 5, 2008 and 23,652 finders’ B warrants whereby the holders shall have the right to purchase 23,652 common shares at US $13.50 per share until August 5, 2008. A total of US $82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2006 .

During the year ended March 31, 2009, principal of US $92,281 and interest of US $9,423 were converted to 14,845 common shares and interest of US $15,647 was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US $173,768 for 595,006 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 595,006 common shares were issued on May 11, 2009 (Note 8(c)).

(b)	US $551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of investors, pursuant to which the Company issued, in the aggregate, US $551,666 in 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 40,864 common shares of the Company at a price per share of US $9.00; and (ii) up to an additional 40,864 common shares of the Company at a price per share of US $18.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into common shares of the Company at the lesser of:

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

7.      Convertible Notes (continued)

(a)	70% of the average of the five lowest closing bid prices for the common shares for the ten trading days prior to conversion; or

(b)
US $9.90. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US $27.00 per share for at least twenty consecutive trading days and there has otherwise been no default. The warrants carry a Cashless Conversion Feature.

These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 were due on demand.

In conjunction with these private offering transactions, the Company paid consultants: (i) US $55,166 cash, representing 10% of the gross proceeds realized; (ii) 10,216 common shares; (iii) three-year warrants to purchase up to 6,129 common shares at a price per share of US $9.00; and (iv) three-year warrants to purchase up to 10,215 common shares at a price per share of US $13.50.

During the year ended March 31, 2009, convertible notes and interest of US $460,679 were converted to 111,751 common shares and interest of US $21,312 was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US $103,050 for 473,101 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 473,101 common shares were issued on May 11, 2009 (Note 8(c)).

(c)	US $82,200 April 2006 Penalty Convertible Note

On April 6, 2006, in conjunction with certain private placements, the Company reached a verbal agreement with investors wherein the Company agreed to convert US $82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US $82,200 convertible penalty notes (Note 7(a)) carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and 6,089 warrants. These warrants carry a Cashless Conversion Feature and each warrant entitles the holder to purchase additional common shares for three years at a price of US $13.50 per share. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

During the year ended March 31, 2009, convertible notes and interest of US $64,500 were converted to 17,994 common shares and interest of US $4,673 was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining principal, accrued interest and prepayment penalties aggregating US $25,715 for 106,443 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 106,443 common shares were issued on May 11, 2009 (Note 8(c)).

(d)	Warrant Exercise Price Reduction and Registration Penalty Interest

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days that elapsed after the Company was required to have a registration statement effective, plus a reduction in the

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

7.      Convertible Notes (continued)

warrant price of certain of the warrants issued of US $1.80. As a result of the Company not filing the required registration statement until April 27, 2006, the Company incurred penalties, which have been included in interest expense. An aggregate of 189,299 previously issued share purchase warrants relating to certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US $9.00, US $13.50 and US $18.00 to US $7.20, US $11.70 and US $16.20, respectively. In 2007, the Company recognized $80,102 in interest expense with the corresponding amount to contributed surplus as a result of re-valuation of the warrants upon the change in the pricing.

(e)	US $1,500,000 December 2006 Convertible Note

On December 1, 2006, the Company accepted subscriptions of US $1,500,000 towards a private placement of 8% per annum, unsecured, convertible notes and three-year warrants to acquire: (i) up to an aggregate of 111,112 common shares of the Company at a price per share of US $9.00; and (ii) up to an additional 111,112 common shares of the Company at a price per share of US $18.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into common shares of the Company, at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the Company’s common shares for the ten trading days prior to conversion; or (ii) US $9.90. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US $27.00 per share for at least twenty consecutive trading days and there has otherwise been no default. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand. The share purchase warrants may be exercised on a cashless basis. After December 31, 2007, this convertible note accrues interest at the rate of 15% per annum.

The right of the note holders to convert into the Company’s common shares is subject to the contractual agreement between the parties that any conversion by the note holders may not lead at the date of such conversion to an aggregate equity interest in the common shares of the Company greater than 9.99%, inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities or any other financial instruments convertible into common equity.

During the year ended March 31, 2009, the Company accrued US $150,544 in interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal of US $1,500,000 and accrued interest of US $310,326 for 4,525,807 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 4,525,807 common shares were subsequently issued on May 11, 2009 (Note 8(c)).

(f)	US $2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible notes. The 6% unsecured convertible notes matured on December 11, 2008. The notes were convertible into “Units” at the note-holders’ discretion at a conversion price of US $9.00 per Unit. Each “Unit” consisted of one common share and one purchase warrant to purchase an additional common share at US $12.60 per share until December 11, 2008. At the discretion of the note-holders, interest on the notes was payable in either cash or units at US $9.00 per unit. In connection with this financing, the Company paid consultants US $108,000 in cash and issued 7,500 units exercisable at US $9.00 per unit, with each unit consisting of one

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

7.      Convertible Notes (continued)

common share and one share purchase warrant to purchase a further common share at US $12.60 per share until December 11, 2008. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 were due on demand. The Company was obligated to file a resale registration statement on the underlying securities within four months of closing, which it failed to do.

As a result of the failure to file the registration statement, the Company recorded penalties of US $120,000 during the year ended March 31, 2007 and a further US $289,973 during the year ended March 31, 2008.

During the year ended, March 31, 2009, principal and accrued interest in the amount of US $709,995 was converted into 78,888 common shares, and principal and accrued interest in the amount of US $28,238 was traded for new 10% convertible notes that convert automatically into units (at a conversion price of US $0.40 per unit on the effective date of the share consolidation, each unit comprised of one common share and one 2-year share purchase warrant to purchase an additional common shares at $0.60 per share for a two year term from the date of issue of the unit).

During the year ended March 31, 2009, the Company accrued US $468,170 in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal and accrued interest aggregating US $1,299,120 for 3,247,797 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 3,247,797 common shares were subsequently issued on May 11, 2009 (Note 8(c)).

(g)	US $650,000 August 2007 Convertible Note

On August 10, 2007, the Company issued an unsecured convertible term promissory note in the amount of US $650,000 bearing interest at 6% per annum. The convertible note matured on November 15, 2007 and as at March 31, 2009 were due on demand with both interest and principal convertible at the option of the lender into units at US $10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, each whole share purchase warrant exercisable at US $13.50 to purchase an additional common share. After November 25, 2008, this convertible note accrues interest at the rate of 15% per annum.

The Company was required to register the resale of the securities underlying the conversion features of this convertible note on a best-efforts basis, but failed to do so within 180 days from the date of issuance as agreed. A one-time financial penalty of US $28,567 was incurred during the year ended March 31, 2008.

The right of the note holder to convert into the Company’s common shares is subject to the contractual agreement between parties that any conversion by the note-holder may not lead, at the date of such conversion, to an aggregate equity interest greater than 9.99% in the common shares of the Company, inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities or any other financial instruments convertible into common equity.

During the year ended March 31, 2009, the Company accrued US $102,260 in interest and accreted interest.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

7.      Convertible Notes (continued)

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US $780,827 for 1,952,066 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 1,952,066 common shares were subsequently issued on May 11, 2009 (Note 8(c)).

(h)	US $391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of US $391,000. The convertible notes matured on September 30, 2008 and as at March 31, 2009 were due on demand. Both interest and principal may be converted at the option of the lender at any time at US $10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable at US $13.50 to purchase an additional common share for a two-year term from the date of conversion. The Company was required to register the resale of the securities underlying the conversion features of this convertible note on a best efforts basis, but failed to do so within 90 days from the date of issuance as agreed. A one-time financial penalty of US $23,460 was incurred during the year ended March 31, 2008.

During the year ended March 31, 2009, the Company accrued US $154,295 in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

During the year ended March 31, 2009, the Company repaid US $7,500 of the principal on these convertible notes. The Company repaid an additional US $7,500 of principal and US $1,402 in interest during the year ended March 31, 2010.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US $435,326 for 1,024,667 common shares that was subject to pooling arrangements with equal quarterly releases beginning in January 2010. The 1,024,667 common shares were issued on May 11, 2009 (Note 8(c)).

(i)	US $2,168,000 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US $2,428,160 with an aggregate purchase price of US $2,168,000 with four investors, one of which was the Company’s Chief Financial Officer. The debt is convertible into common shares at the lesser of US $9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable. The non-redeemable warrants are exercisable at US $9.90 and permit the holder to purchase 264,506 common shares. The redeemable warrants are exercisable at US $13.50 and permit the holder to purchase 132,253 common shares. Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and US $160,000 in cash as transaction costs. The warrants carry a term of five years from the date of closing of the financing. The redeemable warrants may be redeemed by the Company at a price of US $0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

7.      Convertible Notes (continued)

During the year ended March 31, 2009, interest and accretion of the convertible debenture in the aggregate of US $1,262,529 was accrued on the principal balance of these convertible notes.

Effective March 27, 2009, the Company settled these notes by:

•
Settlement of the prepayment penalty, original issuer discounts and interest portions of the convertible note including US $524,884 in prepayment penalty, US $260,160 in original issuer discounts, and US $371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of US $1,156,815 and agreed to issue 2,892,036 common shares that were restricted from trading and pooled until January 1, 2010;

•	Repayment of US $400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of US $250,000 face value of the original note into 312,500 common shares of the Company (Note 8(c)).
•	Recorded a loss on settlement of debt of $885,292 due to a modification of the original debt terms.

The terms of the remaining US $1,323,000 convertible promissory notes include the following:
•
If the promissory note was not settled by December 31, 2009, the note would be in default at the default rate of interest rate of 18%, be due on demand and the original conversion feature of the instrument would be reinstated. The debt was not settled by December 31, 2009, and was thus in default.

•
If prior to March 31, 2010, the Company issues common shares at a price less than the valuation of the shares issued to each note holder, the Company will issue to each note holder additional common shares based on the lower valuation.

The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represents an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature has been recorded as a liability as at December 31, 2009 when the conversion feature was reinstated. The value of the liability to be recorded is based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. On December 31, 2009, the convertible note of $1,968,930 included an embedded derivative liability in the amount of US $567,000 ($575,958) as at March 31, 2010 with charge to interest, accretion and fess in the statement of operations.

During the year ended March 31, 2010, US $10,000 was converted into 21,704 common shares of the Company.  The Company accrued US $58,305 in interest on these convertible notes during the year ended March 31, 2010 on total principal outstanding of US $1,313,000 at March 31, 2010.

There were no transactions costs to be allocated between the embedded derivative and debt host contract.

On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000. On June 15, 2010, the notes were converted by the purchaser into common shares at the rate of US $0.20 per share.  In conjunction with this transaction, 135,925 common shares were issued to the original convertible note holders at the

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

7.      Convertible Notes (continued)

rate of US $0.24 per share in exchange for remaining accrued interest of US $32,622 due to the original convertible note holders through May 31, 2010.  As at May 31, 2010, an aggregate of US $678,244 was outstanding on unconverted principal of these convertible notes with all interest paid through this date.

In return for conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant, an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012. (Note 18(g))

The Company used the relative fair value method to allocate the proceeds received to the various components.

The residual method was used to determine the fair value of the equity component. The fair value of the liability component of convertible debentures is obtained by discounting future interest and principal payments by using a market rate equal to the rate of similar debentures having no conversion right.

During the year ended March 31, 2009, the Company revised its presentation of the conversion option that did not meet the definition of equity to more accurately present these as derivative liabilities and has restated the financial statements for the year ended March 31, 2008. This change in presentation had no material impact to the statement of operations.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

8.      Share Capital

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number of Shares	Amount	Contributed Surplus

Balance, as at March 31, 2008	2,459,636	$16,691,282	$4,203,394

Private placement, net of share issue costs (i)	180,703	1,991,795	-
Shares issued for promissory note interest (ii)	5,555	65,333	-
Issued for financial consulting services (iii)	35,776	360,030	-
Issued for technology license (iv)	16,667	190,746	-
Conversion of convertible notes (v)	289,344	1,772,363	-
Warrants exercised (vi)	21,296	203,990	-
Reallocation upon exercise of warrants	-	71,869	(71,869)
Reclassification from equity portion on conversion of convertible notes	-	610,108	-
Reclassification from equity portion on repayment of convertible notes	-	-	21,999
Issuance of warrants on convertible debentures	-	-	867,117
Warrant modifications during the year	-	-	181,048
Stock-based compensation	-	-	260,530
Balance, as at March 31, 2009	3,008,977	21,957,516	5,462,219

Issue for cash:
Private placements, net of share issue costs (i)	19,040,193	3,411,036	53,265
Less: Issue costs – cash	-	(239,278)	-
Issue costs – warrants	-	(21,925)	21,925
Issued for investor relations services	250,000	137,928	-
Issued for consulting services	25,000	17,655	-
Shares issued for debt settlements (ii)	29,516,955	14,816,663	-
Conversion of convertible notes (iii)	334,204	326,216	-
Reclassification from equity portion on conversion of convertible notes	-	2,976,988	-
Reclassification from equity portion on repayment of convertible notes	-	-	4,310
Stock-based compensation (d)	-	-	19,861
Warrant modification (e)		(132,625)	132,625
Balance, as at March 31, 2010	52,175,329	$43,250,174	$5,694,205

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

8.      Share Capital (continued)

During the year ended March 31, 2010, the Company:

(i)
Issued 16,303,562 units pursuant to the conversion of US $2,000,000 in subscription advances (Note 12) and interest of US $37,945.  Each unit is comprised of one common share and one third of one share purchase warrant entitling the holder thereof to purchase 5,434,521 common shares at an exercise price of US $0.45 per share until July 17, 2010.  A value of $27,173 has been allocated to the warrants under the residual method.

Issued 458,139 units pursuant to the conversion of US $179,478 in convertible notes and interest of US $3,777.(Note 7) Each unit is comprised of one common share and one share purchase warrant entitling the holder thereof to purchase 458,139 common shares at an exercise price of US $0.60 per share until July 17, 2011.  A value of $2,291 has been allocated to warrants under the residual method.

Closed private placements in four tranches and issued 2,153,492 units at a price of US $0.40 per common share for gross proceeds of US $906,966. Included in the private placements value is US $1,397 of interest on subscriptions received.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price of US $0.60 until varying dates from October 26, 2011 to December 30, 2011.  A value of $10,768 has been allocated to the warrants under the residual method.

In connection with the private placements closed in four tranches, the Company incurred issue costs including finders’ fees of $239,278 in cash and issued 35,000 finder’s warrants.  The fair value of $21,925 for the finder’s warrants was estimated using the Black-Scholes option pricing model and was charged to share issue costs and credited to contributed surplus.  The assumptions used in the option pricing model are as follows: risk-free interest rate- 1.98%; expected life – 2.0 years; expected volatility – 80%; and expected dividends – nil.

The Company closed a further private placement of US $50,000 and issued 125,000 units at a price of US $0.40 per common share.  Each unit consists of one common share and 1.67 share purchase warrants entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price of US $0.40 until February 15, 2012.  A value of $13,033 has been allocated to the warrants under the residual method.

In conjunction with certain restructuring initiatives effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing (Note 10) certain advances, unpaid finders’ fees and demand and term promissory notes.  An aggregate of US $11,806,527 ($14,816,663) representing these balances was settled in exchange for 29,516,955 common shares issued on May 11, 2009 (after allowing for consolidation rounding).  Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, a further 2,634,135 common shares were subject to pooling restrictions until January 1, 2010.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

8.      Share Capital (continued)

(ii)
Issued 312,500 common shares pursuant to conversions of July 2008 convertible notes for US $250,000 face value of the original note.  Issued a further 21,704 common shares pursuant to the conversion of July 2008 convertible notes for US $10,000 face value of the reverted note.

During the year ended March 31, 2009, the Company:

(i)
Completed a private placement of units whereby a total of 180,703 units were issued at US $10.80 per unit for gross proceeds of US $1,951,600. Each unit consists of one common share and one-half common share purchase warrant with each whole warrant exercisable at US $13.50 to purchase an additional common share of the Company;

(ii)	Issued 5,555 common shares in connection with interest charges regarding a promissory note at a fair value of $65,333;

(iii)	Issued the following common shares for consulting services:

•23,333 common shares in connection with two financial consulting services agreements for investor relations and product development services at an aggregate fair value of US $285,000;

•7,443 common shares for services rendered under a public relations agreement at a fair value of US $43,594;

•5,000 common shares for services rendered under an internet services contract at a fair value of US $16,500.

(iv)	Issued 16,667 common shares valued at US $180,000 ($190,746) to Pagic relating to the Technology License (Note 4);

(v)	Issued 289,344 common shares upon conversion of US $1,597,609 of convertible note principal, interest and penalties to convertible debenture holders;

(vi)	Issued 21,296 common shares upon the exercise of 21,296 warrants at US $9.00 per share.

(c)	Commitment to Issue Shares:

At March 31, 2010, commitment to issue shares includes 300,000 common shares to be issued to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued at $0.42 per share, which is equivalent to the quoted market price as at the performance completion date of March 31, 2010 for an aggregate value of $126,000 (Note 10).

During the year ended March 31, 2009, and in conjunction with certain restructuring initiatives, effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing, certain advances, unpaid finders’ fees and demand and term promissory notes. An aggregate of US $11,806,527 ($14,816,663) representing these balances was settled in exchange for 29,516,955 common shares issued on May 11, 2009. Included in these shares are 24,232,816 common shares which are subject to

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

8.      Share Capital (continued)

pooling restrictions with quarterly equal releases beginning on January 1, 2010, and a further 2,634,135 common shares are subject to pooling restrictions until January 1, 2010. The Company valued the restricted shares on issuance to reflect the 7 month holding period and the large share issuance of the Company. The Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $ 1,154,308 was recorded to loss on settlement of debts for those debt holder participants who received shares at a value different than the restricted share value. The Company estimated the value of the restricted share of US $0.02 per share pre-consolidation (US $0.40 post consolidation). The value of the restricted stock was determined by using a valuation model and specific considerations of the Company’s trading volume, market risk and negotiations with arms length parties.

Also included in commitment to issue shares as at March 31, 2009 is the conversion of US $250,000 of convertible notes into 312,500 common shares which were issued on May 9, 2009.

(d)	Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be an employee of the Company.

The following summarizes stock option activity for the years ended March 31, 2010 and 2009:

	Number of Options	Weighted Average US Price
Options outstanding and exercisable, March 31, 2008	330,000	$ 11.34
Granted	24,444	9.90
Forfeited	(58,611)	11.24
Cancelled	(295,833)	11.16

Options outstanding and exercisable, March 31, 2009	-	-
Granted	100,000	0.30

Options outstanding and exercisable, March 31, 2010	100,000	$ 0.30

Effective March 31, 2009, the Company cancelled all outstanding stock options in conjunction with restructuring initiatives.

During the year ended March 31, 2010, the weighted average fair value of stock options granted of $0.30 per option was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 1.98%; expected life – 5.0 years ; expected volatility – 100%; and expected dividends – nil.  The Company recorded stock-based compensation expense of $19,861.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

8.      Share Capital (continued)

During the year ended March 31, 2009, 24,444 stock options were granted to directors, officers, employees and consultants. The fair value of these stock options is recognized as a stock-based compensation expense over the vesting period of the options.  The total fair value of these stock options was calculated at $121,530, all of which was recognized as stock-based compensation during the year ended March 31, 2009. Stock-based compensation expense includes $139,000 for the fair value of options granted in fiscal 2008, which vested in fiscal 2009.

As at March 31, 2010, the weighted average life of outstanding stock options was 4.85 years (2009 – nil).  The Company had 100,000 stock options outstanding expiring on February 17, 2015.

(e)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the years ended March 31, 2010 and 2009:

	Number of Warrants	Weighted Average US Price
Warrants outstanding and exercisable, March 31, 2008	875,126	$ 13.32
Granted	581,869	11.62
Exercised	(21,296)	9.00
Expired	(286,183)	9.66

Warrants outstanding and exercisable, March 31, 2009	1,149,516	12.38
Issued	8,289,485	0.50
Expired	(625,801)	13.30

Warrants outstanding and exercisable, March 31, 2010	8,813,200	$ 0.63

As at March 31, 2010, the following share purchase warrants were outstanding:
Expiry Date	US Exercise Price	2010 Number of Warrants

May 1, 2010	$13.50	83,241*
June 6, 2010	$13.50	5,418*
July 17, 2010	$0.45	5,434,521**
July 22, 2010	$13.50	1,695*
July 17, 2011	$0.60	458,139
October 26, 2011	$0.60	753,492
October 27, 2011	$0.60	535,000
November 18, 2011	$0.60	100,000
December 2, 2011	$0.60	712,500
December 30, 2011	$0.60	87,500
February 16, 2012	$0.60	208,333
July 20, 2013	$0.40	433,361***

Total		8,813,200

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

8.      Share Capital (continued)

*Subsequent to year end, warrants expired un-exercised

**Subsequent to year end, the warrant terms were extended to July 17, 2011

***On July 17, 2009, the Company issued units of securities causing the contracted decrease in exercise prices of these warrants to US $0.40 from 288,907 warrants at $9.90 and 144,454 warrants at $12.60. The weighted average fair value of these warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 1.98%; expected life – 4.0 years ; expected volatility – 100%; and expected dividends – nil.  The Company recorded warrant modification of $132,625.

On July 15, 2008, the Company amended the terms of certain warrants issued previously as part of various private placements.  77,444 warrants exercisable at US $7.20 to US $18.00 per share expiring in July 2008 were extended to April 9, 2009 and 159,573 warrants expiring in July and August 2008 were extended to December 31, 2008.  The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing a risk-free interest rate of 1.8% and expected volatility of 64%.  The warrant extensions resulted in additional compensation expense of $181,048 which was charged to expenses with a corresponding credit to contributed surplus.  These warrants have expired unexercised.  In addition, warrants expiring in April through July 2009 expired unexercised.

9.    Product Development Costs

As the Company is in the development stage, test sales are credited to development costs.  During the year ended March 31, 2010, the Company had test sales of $28,908 (2009 - $219,483) related to Tomorrow Garden products in fiscal 2010 and the Nova Skincare System in fiscal 2009.

10.  Related Party Transactions – Note 4

During the years ended March 31, 2010 and 2009, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	2010	2009
Product Development	$392,325	$1,318,309
Interest and accretion	107,642	-
Professional fees	-	36,000
Rent	25,000	37,800
	$524,967	$1,392,109

The related party transactions are in the ordinary course of business and are measured at the exchange amount which is the amount agreed upon by the transacting parties.

At March 31, 2010 and 2009, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares.  The amounts owing were non-interest bearing and had no specific terms of repayment.

At March 31, 2010, promissory notes payable included $1,001,851 (March 31, 2009 - $19,058) owing to beneficial owners of more than 5% of the Company’s common shares and directors and officers.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

10.  Related Party Transactions – Note 4 (continued)

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License during the years ended March 31, 2010 and 2009 (Note 4).

At March 31, 2010, commitment to issue shares includes 300,000 common shares to be issued to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued are valued at $0.42 per share for an aggregate value of $126,000 and was recorded to the product development cost (Note 8(c))

During the year ended March 31, 2010, $206,950 of cash issue costs (Note 8(i)) were charged by beneficial owners of more than 5% of the Company’s common shares.

During the year ended March 31, 2010, the Company settled commitments to issue shares of $8,172,135 by issuing 17,655,556 common shares.

11. Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $20,977 (GB£12,550). The Company also entered into public relations and consulting agreements in the year that extended beyond March 31, 2010. The combined commitments as at March 31, 2010 are as follows:

	Shares	Amount
2011 (Note 18)	125,000	$ 76,229
2012	-	76,229
2013	-	76,229
2014	-	76,229
Thereafter	-	200,100
	- 125,000	$ 505,015

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

12. Promissory Notes Payable

As at March 31, 2010 and 2009, promissory notes payable consisted of the following due to third party lenders:

	2010	200 9
8 8% and 10% simple interest, unsecured, due on demand (a)	$1,001,851	$-
8% simple interest, unsecured, due February 15, 2012 (b)	51,318	-
1 12% simple interest, US$1,323,000 note payable, due December 31, 2009 (c)	-	1,473,060
1 10% simple interest, US $500,000 subscription advance, unsecured, due August 31, 2009 (d)	-	630,650
Mandatorily convertible note, to be converted upon achievement of 18:1 common share reverse consolidation (e)	-	35,284
1 12% simple interest, US $400,000 note payable, unsecured, due on demand (Note 7(i)) (f)	-	504,520
	$1,053,169	$2,643,514

(a) An aggregate of $1,001,851 in demand notes are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company. Total interest accrued at March 31, 2010 was $28,228.

(b) On February 16, 2010, the Company issued to a third party, an unsecured promissory note bearing interest at the rate of 8% per annum whose terms change on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at US $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at US $0.40 per share for a two-year term from the date of conversion. During the year ended March 31, 2010, the Company accrued US $520 (2009 – US $nil) in interest on the principal balance of promissory note.

(c) During the year ended March 31, 2010, a promissory note due on December 31, 2009 was not repaid and, pursuant to the original July 2008 agreement, became a convertible note (Note 7(i)).

(d) On March 26, 2009, the Company entered into a subscription agreement for an investment of up to US $2,000,000 convertible into units. The subscription funds bear interest at 10% (convertible at the rate of US $0.125 per unit on the date upon which the Company effects a share consolidation). Each unit consists of one restricted common share and one-third share purchase warrant with each whole warrant exercisable into one common share at a post consolidation exercise price of US $0.45 per share for a one year term from the date of issue.

As at March 31, 2009, the Company had received US $500,000 ($630,650) which has been reflected as a promissory note payable in the financial statements. During the year ended March 31, 2009, the Company accrued US $685 interest on the principal balance of this advance. On May 22, 2009, the balance of US $1,500,000 was received.

The Company completed the share consolidation on July 16, 2009, and on July 17, 2009, issued 16,303,562 common shares pursuant to the conversion of US $2,000,000 in subscription advances and interest of US $37,945, and also issued 5,434,521 warrants to purchase 5,434,521 common shares at an exercise price of US $0.45 per share expiring July 17, 2010.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

12.Promissory Notes Payable (continued)

(e) The mandatorily convertible note was converted to shares on consolidation.

(f) On June 2, 2009, this note was paid to the note holders on a pro-rata basis.

During the year ended March 31, 2009, the Company repaid the principal and accrued interest and in addition, committed to issue 5,555 common shares in full settlement of two promissory notes which were outstanding at March 31, 2008.

13. Income Taxes

No provision for Canadian, U.S. or UK federal, provincial, or state income taxes has been recorded. The Company is in arrears on filing its statutory income tax returns and is therefore unable to practicably determine the amount of its loss carry forwards at this time.

The Company expects to have net operating loss carry forwards to offset any taxable income that may exist for the years ended March 31, 2010 and 2009. As at March 31, 2010, the Company expects to have significant net operating loss carry forwards for income tax purposes available to offset future taxable income. Future income tax assets as of March 31, 2010 and 2009 consist primarily of the tax effect of net operating loss carry forwards.

The Company has provided a full valuation allowance on the future income tax assets as of March 31, 2010 and 2009 to reduce such future income tax assets to zero, as it is management’s belief that realization of such amounts is not considered more likely than not.

In the ordinary course of business the Company transacts in multiple foreign jurisdictions and is subject to the tax regime of each foreign jurisdiction. The Company records tax contingencies for specific transaction when it determines that the likelihood of an unfavorable outcome is likely and the loss is reasonably estimable. Management currently believes that the Company is not exposed to tax contingencies that could have a material impact on the liquidity results of operations or financial condition of the Company. As at March 31, 2010, the Company has not recorded an accrual for any tax contingencies.

14. Segmented Information

The Company operates in one industry segment being the operations are in the research, product development and resale sectors. The Company’s segment comprises of three geographic locations with revenue during all years reported of $nil.

		By geographic location
(In $ dollars)	Reporting segment	United States	United Kingdom	Canada

March 31, 2009
Property and equipment	1,070,216	697,825	372,391	-

March 31, 2010
Property and equipment	1,121,725	584,023	537,702	-

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

15. Financial Instruments

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value.  Receivables are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, promissory notes payable, due to related parties and convertible notes are designated as other financial liabilities, which are measured at amortized cost.  Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of operations. The fair value of these financial instruments approximates their carrying value due to their short-term maturity.

Fair Value of Financial Instruments

The Canadian Institute of Chartered Accountants Handbook Section 3862 “Financial Instruments – Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value. The fair value hierarchy of financial instruments measured at fair value on a recurring basis by the lowest level of input that is significant to the fair value measurement is as follows.

As at March 31, 2010

	Level 1	Level 2	Level 3	Total
Liabilities
Derivative liability	$ -	$ 575,958	$ -	$ 575,958

	$ -	$ 575,958	$ -	$ 575,958

There are no assets or liabilities transferred from one level to another in the hierarchy during the year ended March 31, 2010.

The Company’s embedded derivative liability, included within convertible notes (Note 7) is classified within Level 2 of the fair value hierarchy as it is determined using the difference between face value of the principle and the conversion premium, which uses readily observable market inputs.

In assessing the fair value of other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss is limited because at present the Company holds all of its surplus cash in an interest bearing account and has no other interest bearing financial assets.  Interest bearing financial liabilities includes promissory notes payable and convertible notes.  These are current financial liabilities and subject to limited interest rate risk due to their short-term nature and their fixed rate interest rates.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

15.Financial Instruments (continued)

Foreign Exchange Risk

The Company operates internationally and is therefore exposed to foreign exchange fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company’s foreign currency exposures comprise cash and cash equivalents, receivables, accounts payable, promissory notes payable and convertible notes denominated in British pounds and United States dollars as follows:

	CAD $	British pounds (£)	CAD $	United States (US $)
Cash and cash equivalents	12,895	8,492	1,902	1,872
Accounts payable and accrued liabilities	256,690	169,042	549,095	546,278
Promissory notes payable		-	838,441	825,400
Convertible notes		-	1,968,930	1,938,305

A 10% change in the Canadian dollar to United States dollar and British Pound exchange rate at March 31, 2010 would have an effect on net loss of approximately +/- $369,000  in respect the above financial instruments. Due to the short-term nature of these instruments, the risk is not considered material by management and no hedging is considered necessary Items exposed to foreign exchange risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents and receivables. The credit risk associated with cash is minimal as cash has been placed with major financial institutions. The Company is exposed to significant credit risk with respect to receivables as the majority of the amount is due from a joint venture partner. The receivable from the joint venture partner has been fully provided for at March 31, 2010. Management periodically assesses the recoverability of the accounts receivables at a detailed level to mitigate the credit risk.

Liquidity Risk

The following are the contractual maturities of financial liabilities as at March 31, 2010:

	Total	1-12 months	1-2 years	Thereafter
Accounts payable	$ 886,435	$ 886,435	-	-
Promissory notes	1,053,169	1,053,169	-	-
Due to related parties	258,206	258,206	-	-
Convertible notes	1,968,930	1,968,930	-	-

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring closely its funding requirements through the use of operational and capital budgeting. The Company believes it does not have sufficient current cash resources and financing commitments in place to fully fund the development and commercialization of its Verticrop product, and will have to raise additional funds. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. The Company expects that revenues from the commercialization of its Verticrop product will help finance the operations of the Company in the future.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

16. Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products.  The Company relies mainly on equity and debt instrument issuances to raise new capital.  In the management of capital, the Company includes the components of shareholders’ equity and convertible debt, promissory notes and long-term debt.  Management estimates anticipated research and development expenditures to ensure that there is sufficient capital on hand to meet ongoing obligations.  Management reviews the Company’s capital management policy regularly.  As part of the strategy to preserve liquidity, the Company has restructured its capital structure and agreed to settle convertible notes, certain convertible notes, certain promissory notes and certain related party balances as of March 31, 2009 with shares (Note 8 (ii)).  The Company’s investment policy is to invest its excess cash in highly liquid short‐term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently does not have sufficient capital to cover its administrative costs or fund research and development programs for the next twelve months. The Company will only be able to continue to develop its products with additional equity or debt instrument financing.

17. Changes in Non-cash Working Capital Items

	2010	2009
Receivables	$124,281	$(349,608)
Prepaids	(3,081)	2,016,876
Inventory	22,407	583,123
Accounts payable	344,633	5,239
	$488,240	$2,255,630

18. Subsequent Events

Subsequent events not disclosed elsewhere in these financial statements are as follows:

On June 1, 2010, the Company ratified the conditional issuance of 1,000,000 common shares to a third party as partial consideration for the purchase of technology related to the Company’s “Alphacrop” plant growing system.  The shares are conditional on the issue of certain patents from the UK patent office.

On June 1, 2010, the Company granted 3,960,000 stock options at US $0.25 per share for an eight year period to consultants and employees of the Company.

On June 15, 2010, the Company issued:

(a)	300,000 common shares as an employment bonus for the year ended March 31, 2010 to the Company’s CEO (Note 10);

(b)	500,000 common shares in connection with a business consulting services agreement for services to be performed from April 1, 2010 through December 31, 2010;

(c)	500,000 common shares in connection with an investor relations services agreement with services to be performed from April 1, 2010 through December 31, 2010;

(d)	100,000 common shares relating to existing investor relations services agreements (Note 11);

Valcent Products Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended March 31, 2010 and 2009

18.Subsequent Events (continued)

(e) 3,500,000 common shares upon conversion of US $ 700,000 in convertible notes payable and accrued interest payable at US $0.20 per share;

(f) 135,925 common shares in payment of partial accrued interest on promissory notes at US $0.24 per share; and

(g) 875,000 share purchase warrants to purchase 875,000 common shares exercisable at US $0.30 per share until May 31, 2012 relating to a finders’ fee arrangement.